August 28, 2023

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Kevin Woody Evan Ewing Jay Ingram

Re:	Carbon Revolution Public Limited Company Registration Statement on Form F-4 Filed August 21, 2023 File No. 333-270047

Dear Ms. Hooker:

This letter is submitted on behalf of Carbon Revolution Public Limited Company (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 5 to the Company’s Registration Statement on Form F-4 filed on August 21, 2023 (the “Fifth Amended Registration Statement”), as set forth in your letter dated August 23, 2023 addressed to David Nock, General Counsel of Carbon Revolution Ltd. (the “Comment Letter”). The Company is concurrently filing its Amendment No. 6 to the Registration Statement (the “Amendment No. 6”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Fifth Amended Registration Statement, and page references in the responses refer to Amendment No. 6. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 5 to Registration Statement on Form F-4

Executive Remuneration of Carbon Revolution, page 218

1.       Please update your compensation disclosure to reflect the fiscal year ended June 30, 2023.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 219, 220, 221, 222 and 223 of Amendment No. 6 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 6 to me at (212) 453-7203 or jletalien@goodwinlaw.com.

Sincerely,
/s/ Jeffrey A. Letalien

cc:
Jacob Dingle, Carbon Revolution Ltd.
David Nock, Esq., Carbon Revolution Ltd.
Jocelyn Arel, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP